January 27, 2015

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Shake Shack Inc.

Registration Statement on Form S-1

File No. 333-201271

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join in the request of Shake Shack Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 2:00 p.m., Eastern time, on January 29, 2015, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: January 20, 2015

(ii)	Dates of distribution: January 20, 2015 through the date hereof

(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 7,300

(iv)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ John H.S. Clark
	Name:	John H.S. Clark
	Title:	Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Tilli Dias
	Name:	Tilli Dias
	Title:	Executive Director

[Signature Page — Acceleration Request]